                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    Form 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934






For the Fiscal Year Ended December 31, 2001
                          -----------------



Commission File Number 1-5881
                       ------



                     THE BNS Co. SAVINGS AND RETIREMENT PLAN
                     ---------------------------------------
    (formerly The Brown & Sharpe Savings and Retirement Plan for Management
    -----------------------------------------------------------------------
                                   Employees)
                                   ----------
                            (Full Title of the Plan)



                                     BNS Co.
                              275 West Natick Road
                                Warwick, RI 02886
         (Name of Issuer and Address of its Principal Executive Office)

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Warwick, Rhode Island, on the 28th of June 2002.


                                       BNS Co. SAVINGS AND RETIREMENT PLAN



                                       By: /s/ Andrew C. Genor
                                           ---------------------------------
                                           Andrew C. Genor
                                           President and Chief Financial Officer
                                           (Principal Financial Officer)

                       BNS Co. SAVINGS AND RETIREMENT PLAN
     (formerly The Brown & Sharpe Savings and Retirement Plan for Management
                                   Employees)



                                Table of Contents

                                                                            Page
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors                              4


Audited Financial Statements:

      Statements of Net Assets Available for Benefits
          at December 31, 2001 and 2000                                        5

      Statements of Changes in Net Assets Available for
          Benefits for the Years Ended December 31, 2001 and 2000              5

      Notes to Financial Statements                                          6-9


Supplemental Schedule:

      Schedule H, Line 4i, Schedule of Assets (Held at End of Year)        10-11


Consent of Independent Auditors                                               12

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


BNS Co. Savings and Retirement Plan Committee


     We have audited the accompanying statements of net assets available for benefits of the BNS Co. Savings and Retirement Plan (formerly The Brown & Sharpe Savings and Retirement Plan for Management Employees) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  ERNST & YOUNG LLP


Providence, Rhode Island
June 12, 2002

                     THE BNS Co. SAVINGS AND RETIREMENT PLAN
     (formerly The Brown & Sharpe Savings and Retirement Plan for Management
                                   Employees)

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                           December 31,
                                                                                           ------------
                                                                                2001                         2000
                                                                                ----                         ----
Assets:
 Investments (Notes 2 and 5)                                                 $10,743,057                  $45,731,709
 Employer contribution receivable                                                191,555                    1,708,324
                                                                             -----------                  -----------
Net Assets Available for Benefits                                            $10,934,612                  $47,440,033
                                                                             ===========                  ===========



           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                               For the years ended December 31,
                                                                               --------------------------------
                                                                                2001                       2000
                                                                                ----                       ----
Additions
---------
Contributions
    Employer                                                              $      315,953                 $  2,066,453
    Employee                                                                     916,933                    2,221,026
                                                                          --------------                 ------------
                                                                               1,232,886                    4,287,479
    Interest and dividends                                                     1,519,030                    3,964,385
                                                                          --------------                 ------------
Total additions                                                                2,751,916                    8,251,864

Deductions
----------
   Payments to participants                                                   (8,072,809)                  (3,895,619)
   Net depreciation in fair value of investments                              (6,347,022)                  (8,476,974)
   Fees                                                                             (626)                      (2,559)
                                                                          --------------                 ------------
Total deductions                                                             (14,420,457)                 (12,375,152)

Transfers
---------
From Brown & Sharpe Employee Stock Ownership
    and Profit Participation Plan                                                      -                        1,618
From The Brown & Sharpe Savings and Retirement Plan (Note 1)                   1,946,734                            -
Net transfer (to) from The Brown & Sharpe Savings and
   Retirement Plan before plan merger                                           (277,619)                     824,417
To Brown & Sharpe Inc. Savings Plan (Note 7)                                 (26,505,995)                           -
                                                                          --------------                 ------------
Net transfers                                                                (24,836,880)                     826,035
                                                                          --------------                 ------------

Net decrease                                                                 (36,505,421)                  (3,297,253)
Net assets, beginning of year                                                 47,440,033                   50,737,286
                                                                          --------------                 ------------
Net assets, end of year                                                   $   10,934,612                 $ 47,440,033
                                                                          ==============                 ============

See notes to the financial statements.

                     THE BNS Co. SAVINGS AND RETIREMENT PLAN
     (formerly The Brown & Sharpe Savings and Retirement Plan for Management
                                   Employees)

                          Notes To Financial Statements

                                December 31, 2001

1.     Plan Description

       Effective April 27, 2001, the Brown & Sharpe Savings and Retirement Plan for Management Employees was renamed The BNS Co. Savings and Retirement Plan (the "Plan"). The Plan was amended and restated effective January 1, 2002, for related regulatory changes as required by law.

       The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete details.

       Plan Merger

       Effective December 31, 2001, The Brown & Sharpe Savings and Retirement Plan was merged into the Plan. Investments merged amounted to $1,946,734.

       General

       The Plan is a defined contribution plan covering all eligible full-time salaried employees of BNS Co. (the "Company"), formerly Brown & Sharpe Manufacturing Company, and its affiliated companies who participate in the Plan. Such employees are immediately eligible to receive employer matching contributions and make deferred salary contributions to the Plan. Six consecutive months of service are required to become a participant receiving other Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

       Effective March 31, 2001, the Company Stock Fund was frozen to new investments. No contributions after March 31, 2001 were allowed to be invested in the Company Stock Fund. Participants are allowed to transfer balances from the Company Stock Fund to other funds.

       Contributions

       The Plan permits a participant to make deferred salary contributions to the Plan up to 16% (25%, effective January 1, 2002) of compensation up to a maximum of $10,500 in 2001 and $10,500 in 2000, which is not subject to federal income tax until distributed. Contributions are invested at the direction of the employee in one or more investment alternatives, or "Funds," in multiples of 5%.

       The Company may, at the discretion of the Board of Directors, make a supplemental contribution of 4% of annual compensation plus 8% of the amount over the Social Security wage base to the account of each participant to be invested as instructed by the participant. At the discretion of the Board of Directors, the Company increased the supplemental contribution to 6% of annual compensation for fiscal years 2000 and 2001, plus 10% of the amount over the Social Security wage base. The Company's supplemental contributions for 2001 and 2000 were $191,555 and $1,708,324, respectively.

       In addition, the Plan provides for a Company contribution, or subsidy, equal to one-quarter of the amount of each deferred salary contribution invested directly in the Company Stock Fund. Such Company contributions for 2001 and 2000 were $3,745 and $16,552, respectively. As of the end of March, 2001, the Company ceased providing the subsidy contribution.

                     THE BNS Co. SAVINGS AND RETIREMENT PLAN
     (formerly The Brown & Sharpe Savings and Retirement Plan for Management
                                   Employees)



1.  Plan Description (continued)

    In addition, at the discretion of the Board of Directors, the Company may make a matching contribution equal to a percentage not to exceed 25% of the elective contribution, disregarding any elective contribution in excess of 6% of such eligible participant's salary for such Plan year. Such contributions for 2001 and 2000 were $144,470 and $341,577, respectively. Forfeitures in the amount of $23,817 were used to reduce Company contributions in 2001.

    Participant Accounts

    A separate account is established for each participant when enrolled in the Plan. Each participant's account is credited with (a) participant salary deferrals, (b) Company contributions and (c) Plan earnings. Guaranteed contract account earnings are valued on a monthly basis and are allocated to participants based on a pro rated basis.

    Investments

    The Plan assets are held in a trust administered by Putnam Fiduciary Trust Company as Trustee.

    Administrative Expenses

    The Company pays substantially all of the expenses associated with administering this Plan.

    Benefits

    A participant is always vested 100% in deferred salary contributions and employer matching contributions. Other employer contributions become 100% vested in Company contributions after 5 years of service, subject to a graduated 20 percent per year vesting schedule. If the participant's service date was before January 1, 1998 and he/she was not vested then the vesting schedule is a three-year schedule at 20 percent for the first two years and 100% in the third year.

    Upon termination of service, participants are eligible to receive the vested value of their account in a lump sum payment or, if retired, in equal annual installments over a 10-year period or deferred until a future date no later than age 70-1/2.

    Effective June 15, 2001, all benefit payments are distributed as lump sum payments.

    Participant Loans

    Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

2.  Summary of Significant Accounting Policies

    The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the use of management's estimates. Actual amounts could differ from these estimates.

                     THE BNS Co. SAVINGS AND RETIREMENT PLAN
     (formerly The Brown & Sharpe Savings and Retirement Plan for Management
                                   Employees)




2.  Summary of Significant Accounting Policies (continued)

    Investments, other than the Stable Value Fund, are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investment in the Putnam Stable Value Fund is stated at contract value defined as cost plus accrued interest less distributions to date, which approximates fair value. The Plan loans receivable are valued at their outstanding balances which approximate fair value. Purchases and sales of securities are reflected on a trade-date basis. The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the change in the unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

3.  Income Tax Status

    The Plan has received a determination letter from the Internal Revenue Service dated May 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.  Plan Termination

    The Company adopted this Plan with a view to maintaining it permanently. However, the Company reserves the right to modify or amend the Plan from time to time, or to terminate the Plan, and to discontinue making contributions temporarily or permanently depending upon business and economic conditions. The Company cannot amend the Plan so as to deprive any participant of benefits already accrued under the Plan at the time of amendment, nor can the Company take back any contributions which it has made to the Plan except in limited circumstances involving factual error or contributions thought to be deductible which are not deductible. Should the Plan terminate, accounts would become fully vested, regardless of years of service, and would be paid to participants as directed by the Committee administering the Plan.

5.  Investments

    Investments held greater than five percent of the Plan's net assets available for benefits at December 31, 2001 and 2000 are as follows:

                                                                      2001                   2000
                                                                      ----                   ----
    Putnam Stable Value Fund                                      $ 2,654,567            $ 6,676,959
    The George Putnam Fund of Boston                                1,713,151              4,300,963
    The Putnam Fund for Growth & Income                             1,421,796              6,248,627
    Putnam Voyager Fund                                             1,928,056              9,573,753
    Putnam New Opportunities Fund                                   2,557,990             14,172,621
    BNS Co. Company Stock Fund (formerly
        Brown & Sharpe Company Stock Fund)                                  -              2,449,289

                     THE BNS Co. SAVINGS AND RETIREMENT PLAN
     (formerly The Brown & Sharpe Savings and Retirement Plan for Management
                                   Employees)



5.  Investments (continued)

    During the years ended December 31, 2001 and 2000 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                                     2001                  2000
                                                                     ----                  ----
    Mutual Funds                                                 $(5,089,586)          $(9,818,036)
    Common Stock                                                  (1,257,436)            1,341,062
                                                                 ------------          ------------
                                                                 $(6,347,022)          $(8,476,974)
                                                                 ============          ============

6. Transactions with Parties-In-Interest

    The Plan invests in mutual funds managed by Putnam Investments, who is also the Plan's recordkeeper and trustee. Therefore, these transactions qualify as party-in-interest.

    The following summarizes activity related to BNS Co. capital stock during the years ended December 31, 2001 and 2000:

                                                            2001                               2000
                                                            ----                               ----
                                                  Shares             Amount            Shares          Amount
                                                  ------             ------            ------          ------
     BNS Co.

     Purchases of capital stock                   18,504.638     $     92,333        334,128.305    $ 1,050,335
     Distribution of capital stock to
       participants                                5,846.015           23,453           1,726.00          3,887
     Sales of capital stock, at
       market value                              212,220.720        1,032,976         166,041.87        644,785
     Realized investment loss                             --       (1,175,437)                --        (62,111)
     Stock held, at fair value                    17,962.468           40,775         502,418.30      2,449,289

7.  Plan Transfer

    On April 27, 2001, the Plan Sponsor's shareholders approved the sale of substantially all of the Company's worldwide Metrology business to Hexagon AB, a Swedish company. In conjunction with the sale, Hexagon AB hired the majority of the employees of the Plan Sponsor and created the Brown & Sharpe, Inc. Savings Plan. As a result, a plan-to-plan transfer of assets occurred in 2001 that conveyed the plan assets of the transferred employees into The Brown & Sharpe, Inc. Savings Plan, in the amount of $26,505,995.

    Employees not hired by Hexagon have remained with the Company, (which has been renamed BNS Co.) or its subsidiaries. These employees will continue to participate in the plan with BNS Co. as Plan Sponsor.


8.  Stock Split

    On May 10, 2001, the Company completed a one-for-five reverse stock split.

                             SUPPLEMENTAL SCHEDULE

                     THE BNS Co. SAVINGS AND RETIREMENT PLAN
     (formerly The Brown & Sharpe Savings and Retirement Plan for Management
                                   Employees)

                         EIN No. 05-0113140 Plan No. 002
          Schedule H, Line 4i Schedule of Assets (Held at End of Year)

      Shares or Face Value                                        Description                                   Current Value
=============================================================================================================================
                                                  The George Putnam Fund of Boston *
102,338.798 shares                                Balanced fund consisting of stocks and corporate                $ 1,713,151
                                                  and government bonds



                                                  Putnam New Opportunities Fund *
62,420.459 shares                                 Long-term growth funds consisting of stock of                     2,557,990
                                                  certain emerging industry groups that in Putnam
                                                  Investments' view offer long-term growth potential



                                                  Putnam Voyager Fund *
111,448.363 shares                                A combination of stocks of small companies expected               1,928,056
                                                  to grow over time in addition to stocks of larger more
                                                  established corporations



                                                  BNS Co. Company Stock Fund *
17,962.468 shares                                 Consisting of shares of BNS Co.                                      40,775
                                                  Class A & B Common Stock



                                                  The Putnam Fund for Growth & Income *
80,236.834 shares                                 A combination of attractive priced stocks of companies            1,421,796
                                                  viewed by Putnam to offer long-term growth potential
                                                  while also providing income



                                                  BNS Co. Stable Value Fund
2,654,567.550 shares                              Putnam Stable Value Fund *                                        2,654,567
                                                                                                                  -----------




SUB TOTAL ASSETS HELD                                                                                             $10,316,335
                                                                                                                  -----------

* Identifies party-in-interest to the Plan.

                     THE BNS Co. SAVINGS AND RETIREMENT PLAN
     (formerly The Brown & Sharpe Savings and Retirement Plan for Management
                                   Employees)

                         EIN No. 05-0113140 Plan No. 002
    Schedule H, Line 4i Schedule of Assets (Held at End of Year) (continued)

      Shares or Face Value                                        Description                                   Current Value
=============================================================================================================================
                                                  Putnam Diversified Income Trust *
3,119.587 shares                                  Seeks income consistent with preservation                       $    29,013
                                                  of capital.  The fund invests in fixed income
                                                  securities such as U.S. Government obligations,
                                                  lower rated U.S. corporate debt and debt
                                                  obligations of foreign governments.



                                                  Putnam Asset Allocation - Growth Portfolio *
3,414.564 shares                                  Invests in equities and fixed income securities.                     32,677
                                                  The fund is weighted more
                                                  toward equity investments that
                                                  traditionally return more than
                                                  fixed income securities.



                                                  Putnam Asset Allocation - Balanced Portfolio *
5,845.654 shares                                  Invests in equities and fixed income securities. The                 57,346
                                                  fund takes a balanced approach between equities and
                                                  fixed income investments regarding investment philosophy.



                                                  Putnam Asset Allocation - Conservative Portfolio *
4,742.859 shares                                  Invests in equity and fixed income securities weighted               41,215
                                                  more towards the fixed income securities



                                                  Putnam International Growth Fund *
6,452.805 shares                                  Invests in companies located outside of the United                  127,895
                                                  States

                                                  *Plan Loans Receivable  8.75% to 10.50%                             138,576
                                                                                                                  -----------


TOTAL ASSETS HELD                                                                                                 $10,743,057
                                                                                                                  ===========

* Identifies party-in-interest to the Plan.

                         Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-77575, and 33-23603) pertaining to The BNS Co. Savings and Retirement Plan of our report dated June 12, 2002, with respect to the financial statements and schedule of The BNS Co. Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

                                          ERNST & YOUNG LLP




Providence, Rhode Island
June 25, 2002